AUSTRAL PACIFIC ENERGY LTD.
Austral Pacific House, 284 Karori Road
Karori, Wellington, New Zealand 6033

NOTICE OF CHANGE OF AUDITOR

TO: AND TO:	BDO DUNWOODY LLP, Chartered Accountants KPMG, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved on April 23, 2004 that:

BDO Dunwoody LLP, Chartered Accountants, not be proposed to be reappointed as auditor of the Company at the AGM on June 25, 2004, and

KPMG, Chartered Accountants, be proposed for appointment as auditor of the Company to be effective June 25, 2004, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Policy Statement 31 (“NPS 31”) we confirm that:

BDO Dunwoody LLP is not to be proposed for reappointment as auditor of the Company;

Neither BDO Spicers nor BDO Dunwoody LLP (the two former auditors of the Company) has expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completely period for which BDO Dunwoody LLP issued an audit report in respect of the Company and the date of this Notice;

the termination of BDO Dunwoody LLP’s appointment and proposal of KPMG as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company;

in the opinion of the Board of Directors of the Company, no “reportable event” as defined in NPS 31 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which BDO Dunwoody LLP issued an audit report in respect of the Company and the date of this Notice; and

the Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated this 23rd day of April, 2004.

Austral Pacific Energy Ltd.

Per:            David Bennett
David John Bennett
President and Chief Executive Officer